September 21, 2022

VIA EDGAR

Office of Trade & Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Gambling.com Group Limited
Registration Statement on Form F-3
File No. 333-266888

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gambling.com Group Limited (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-266888) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 p.m., Eastern Daylight Time, on September 23, 2022, or as soon as practicable thereafter.

                            Sincerely yours,

                            Gambling.com Group Limited

                            By: /s/ Elias Mark

                             Name: Elias Mark
                             Title: Chief Financial Officer